Exhibit 99.1

Stellantis Publishes Agenda for 2022 AGM

AMSTERDAM, March 2, 2022 - Stellantis N.V. announced today it has published the agenda and explanatory notes for the 2022 Annual General Meeting of Shareholders (AGM), which will take place virtually on April 13, 2022.

Stellantis' AGM notice and explanatory notes, other AGM materials and instructions for voting and submitting questions in advance of the meeting and to follow the AGM remotely, are available under the Investors section of the Stellantis corporate website at www.stellantis.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials, which include Stellantis’ audited financial statements for the fiscal year ended December 31, 2021, free of charge, through the contact below.

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA: +31 6 43 25 43 41 - fernao.silveira@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL: +33 6 87 77 41 82 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com